[Letterhead of Sullivan & Cromwell LLP]

July 5, 2017

VIA EDGAR

Office of International Corporation Finance,

     Securities and Exchange Commission,

          100 F Street, N.E.,

                Washington, D.C. 20549

Attention: Ms. Mary Cascio

Re: Pre-Effective Amendment No. 1 to Registration Statement under Schedule B of Japan Bank for International Cooperation and Japan (the “Registrants”) filed on June 29, 2017 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrants, hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement under Schedule B to July 5, 2017 at 1:00 p.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Registrants acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bryce W. Gray
Bryce W. Gray

cc:	Mr. Shigeki Takada
Mr. Tsuyoshi Nishitani
Ms. Saori Sone
(Japan Bank for International Cooperation)

Mr. Genichi Osawa
(Ministry of Finance, Government of Japan)

Keiji Hatano
Junko Urabe
(Sullivan & Cromwell LLP)